SHARE PURCHASE AGREEMENT



                                 JOHNSON/UWATEC


                                  July 11, 1997

                            SHARE PURCHASE AGREEMENT


                                     between


   Mr. Heinz Ruchti, Zelglistrasse 296, 5705 Hallwil /
   Switzerland
   ("Seller R")


   Mr. Karl Leemann, Engenbuhl 228, 5705 Hallwil /
   Switzerland
                                                     ("Seller L")

   (Sellers R and L are jointly referred to as "Sellers")


   Johnson Beteiligungsgesellschaft mbH,
   64546 Morfelden-Walldorf
   Germany                                           ("Buyer")


   and


   Johnson Worldwide Associates Inc.
   1326 Willow Road
   Sturtevant, Wisconsin 53177
   U.S.A.
                                                     (the "Parent")


   WHEREAS Buyer is interested in acquiring all issued and outstanding 500 bearer shares (the "Uwatec Shares") of CHF 100.- par value each of Uwatec AG ("Uwatec"), Hallwil, Switzerland, a stock company incorporated under the laws of Switzerland, having a fully paid up stock capital of CHF 50'000.-, and carrying on the business of producing and selling worldwide diving and marine products under the trademarks "Uwatec" and "Aladin".

   WHEREAS all of the shares of Buyer are owned, indirectly, by Parent.

   WHEREAS this Agreement replaces all prior agreements and understandings regarding the sale of the Uwatec Shares by Sellers to Parent (or to a subsidiary of Parent).

   WHEREAS Sellers (acting with respect to 350 Uwatec Shares as legal and beneficial owners and with respect to 150 Uwatec Shares as legal owners and fiduciaries/indirect representatives of an undisclosed third party) are willing to jointly sell to Buyer and Buyer is prepared to purchase from Sellers the Uwatec Shares, subject to the terms and conditions of this Agreement.

   NOW, THEREFORE, the parties hereto agree as follows:


   1.   Purchase and Sale

        Upon the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3 hereafter), Sellers shall jointly sell and Buyer shall purchase from the Sellers the Uwatec Shares.

        2.   Purchase Price

        In consideration for and against physical delivery of the original share certificates representing all the Uwatec Shares, Buyer shall pay a purchase price (the "Purchase Price") as follows:

   2.1  Fixed Purchase Price

        Buyer will pay to Sellers an amount of US$ 33'542'221.-, less the Excess Inventory Amount (as defined hereafter), less the amount of any Tax Claims (as defined hereafter) and less the amounts specified in Subsection 7 (vii) hereafter (the "Fixed Purchase Price").

        For purposes of this Agreement:

        a) "Excess Inventory Amount" shall mean the aggregate value of the Excess Inventory calculated on the basis of the values specified in Exhibit 1. "Excess Inventory" means the twenty five (25) amountwise highest (in terms of their values set forth in Exhibit 1) stock keeping units ("SKU") contained in Uwatec's in-ventory in excess of the inventory required to support production, sales and warranty replacements of Uwatec for a period of one (1) year after the Closing Date. The Excess Inventory (and the Excess Inventory Amount) will be established by KPMG Fides Peat and calculated as of the end of the month prior to the Closing Date on a product by product (i.e., SKU by SKU) basis based on Uwatec's historical usage of such inventory items in calendar year 1996. In the absence of a manifest error, the determination and calculation by KPMG Fides Peat of the Excess Inventory and Excess Inventory Amount shall be binding upon the parties.

        b) "Tax Claims" shall have the meaning attributed to this term in Subsection 7 (i).

        Any amounts referred to in this Subsection 2.1 which are denominated in Swiss Francs (CHF) shall be converted into US Dollars (US$) at the spot exchange rate prevailing two banking days prior to the Closing for the purchase of CHF against US$ as quoted by Swiss Bank Corporation.

   2.2  Contingent Purchase Price

        In addition to the Fixed Purchase Price, Buyer will pay an earnout calculated as follows (the "Contingent Purchase Price"): (i) in the event Uwatec's pretax profit (as defined in Exhibit 2), on a calendar year basis, exceeds CHF 10'775'000.- in 1997, then Buyer shall pay the Sellers (a) US$ 0 to US$ 4'800'000.- pro rata for Uwatec's 1997 pretax profit between CHF 10'775'000.- and CHF 14'367'000.- and (b) twenty-five percent (25%) of Uwatec's 1997 pretax profit (as defined in Exhibit 2) in excess of CHF 14'367'000.- reduced by the applicable Swiss statutory taxes at rates in 1997 on pretax profits above the threshold; (ii) in the event Uwatec's pretax profit (as defined in Exhibit 2), on a calendar year basis, exceeds CHF 12'703'000.- in 1998, then Buyer shall pay the Sellers (a) US$ 0 to US$ 3'840'000.- pro rata for Uwatec's 1998 pretax profit between CHF 12'703'000.- and CHF 16'937'000.- and (b) twenty-five percent (25%) of Uwatec's 1998 pretax profit (as defined in Exhibit 2) in excess of CHF 16'937'000.- reduced by the applicable Swiss statutory taxes at rates in 1998 on pretax profits above the threshold; (iii) in the event Uwatec's pre-tax profit (as defined in Exhibit 2), on a calendar year basis, ex-ceeds CHF 14'627'000.- in 1999, then Buyer shall pay the Sellers (a) US$ 0 to US$ 3'360'000.- pro rata for Uwatec's 1999 pretax profit be-tween CHF 14'627'000.- and CHF 19'503'000.- and (b) twenty-five percent (25 %) of Uwatec's 1999 pretax profit (as defined in Exhibit
        2) in excess of CHF 19'503'000.- reduced by the applicable Swiss statutory taxes at rates in 1999 on pretax profits above the threshold; and (iv) in the event of Uwatec's pretax profit during each of the calendar years 1997, 1998 and 1999 shall have equalled or exceeded CHF 14'367'000.-, CHF 16'937'000.- and CHF 19'503'000.-
        respectively, then Buyer shall pay the Sellers an additional US$ 2'000'000.-.

   2.3  Payment for Excess Inventory

        In addition to the Fixed and Contingent Purchase Price, Buyer will pay for Excess Inventory subject to the terms stipulated in Subsection 2.4 c).

   2.4  Payment Terms

        a)   Payment of the Fixed Purchase Price shall be made as follows:

             (i) The Fixed Purchase Price minus US$ 10'000'000.- shall be paid in cash on the Closing Date, together with interest thereon accruing at the rate of six percent (6%) per annum from March 26, 1997, to the Closing Date.

             (ii) The remainder of the Fixed Purchase Price in the amount of
                  US$ 10'000'000.- shall be converted into Swiss Francs at the spot exchange rate on the Closing Date quoted by Swiss Bank Corporation for the sale of US Dollars against Swiss Francs (the "Exchange Rate") and shall become due and payable as follows:

                  - the Swiss Francs equivalent of US$ 2'000'000.-, converted at the Exchange Rate, on the third (3rd) anniversary of the Closing Date;

                  - the Swiss Francs equivalent of US$ 8'000'000.-, converted at the Exchange Rate, on January 1, 2002; provided, however, that such payment shall be conditional upon perfection by Sellers of a pledge (the "Pledge") over assets acceptable to Buyer (in its sole discretion) having an aggregate market value which under international banking standards is sufficient to fully secure a loan in the principal amount of US$ 2'000'000.-, which Pledge (i) shall serve as security for any and all claims which Buyer may have against Sellers arising out of this Agreement and (ii) shall be completely released by Buyer on December 31, 2011.

                  From March 26, 1997, the remainder of the Fixed Purchase Price shall bear interest at the rate of six percent (6%) per annum, payable annually in arrears.

                  As security for the remainder of the Fixed Purchase Price minus any claims of Buyer under this Agreement against Sellers, Buyer will deliver to Sellers on the Closing Date a guarantee from a prime international bank for a maximum amount of the Swiss Francs equivalent of US$ 10'000'000.-, which maximum amount shall be reduced to the Swiss Francs equivalent of US$ 8'000'000.- on the third (3rd) anniversary of the Closing Date. The guarantee shall provide that drawings thereunder may be made against delivery to the bank of a final judgment or a statement signed by both parties, specifying the amount, if any, owed by Buyer to Sellers under this Agreement. The guarantee shall expire on January 31, 2002, except if on or before such date legal action has been instituted pursuant to
                  Section 13 by Sellers against Buyer for amounts allegedly owed by Buyer to Sellers under this Agreement.

        b) Payment of the Contingent Purchase Price, if any, shall be made as follows:

             (i)  With respect to any amounts payable pursuant to Subsections
                  2.2 (i), (ii) and/or (iii) above for the calendar years 1997 through 1999, within forty-five (45) days after the end of each such calendar year, accompanied by a statement of which notice shall be given to both Sellers establishing the factors on which the calculation of the Contingent Purchase Price for such year is based.

             (ii) With respect to the amount payable pursuant to Subsection
                  2.2 (iv) above, on the third (3rd) anniversary of the Closing Date.

        c)   Payments for the Excess Inventory shall be made as follows:

             (i) At the end of the month following the first (1st) anniversary of the Closing Date, and then at the end of every sixth (6th) month thereafter, Buyer will pay an amount equal to the aggregate value (calculated on the basis of the values specified in Exhibit 1) of an additional six (6) month supply of the Excess Inventory items (determined on the basis of actual usage during the preceding six (6) month period); provided, however, that the prices to be paid by Buyer for inventory pursuant to this Subsection (i) will be reduced if the market price of the products is lower than their carrying value determined on the basis of Exhibit 1. Such payments for Excess Inventory will be made until Buyer has paid the entire Excess Inventory Amount (reduced by price reductions as stated in the preceding sentence) or until the remaining items contained in the Excess Inventory are determined by Buyer in its reasonable judgment to be obsolete.

             (ii) Each payment by Buyer for Excess Inventory items shall include interest on such payment accruing at the rate of six percent (6%) per annum from March 26, 1997, until paid. In addition, each payment shall be accompanied by a state-ment of which notice shall be given to both Sellers estab-lishing the factors on which the calculation is based.


   3.   Closing

        The Closing shall take place as soon as possible after all of the conditions precedent pursuant to Section 7 hereof have been satisfied on a date to be mutually agreed upon (the "Closing Date"), which date shall not be later than thirty (30) business days after Uwatec has obtained binding confirmations and/or assessments from the tax authorities pursuant to Subsection 7 (i).


   4.   Representations and Warranties

        Sellers hereby jointly and severally represent and warrant to Buyer that on March 26, 1997 and continuing through and including the Closing Date, the following shall be true and accurate:

   4.1  The Shares

        (i) The Uwatec Shares constitute all of the capital stock of Uwatec. They are validly issued and fully paid in.

        (ii) The Sellers have validly acquired and maintained ownership in the Uwatec Shares free of all pledges, security interests, liens, charges, encumbrances, claims and options of whatever na-ture. The Sellers have full power and authority to dispose without any restriction of all rights in connection with the Uwatec Shares, in particular to sell and transfer the Uwatec Shares in accordance with the terms and conditions of this Agreement.

   4.2  Uwatec

        Uwatec is a validly existing Swiss stock company and no resolutions, agreements or actions are pending for a voluntary or involuntary dissolution of Uwatec or which would otherwise affect the continued existence of Uwatec or its ability to carry on its business of devel-oping, producing and selling diving and marine products.

   4.3  The Subsidiaries

        (i) As of the Closing Date Uwatec owns, directly or indirectly, such shares or interests in such companies as listed in Exhibit 3 (the "Subsidiaries"). The identity and share ownership of each shareholder of the Subsidiaries other than Uwatec is also listed in Exhibit 3. Uwatec holds the shares or interest in the Subsidiaries free of all pledges, security interests, liens, charges, encumbrances, claims and options of whatever nature.

        (ii) Each Subsidiary is validly existing under the laws under which it was incorporated and no resolutions, agreements or actions are pending for a voluntary or involuntary dissolution of any Subsidiary or which would otherwise affect any subsidiary's existence or its ability to continue to do business.

        Uwatec and its Subsidiaries are herein referred to as the "Uwatec Entities".

   4.4  Distributions

        From January 1, 1996 through the Closing Date, (i) neither Uwatec nor any of the other Uwatec Entities has or will declare, set aside or pay any dividend or other distribution in respect of its capital stock, redeem, purchase or otherwise acquire any of its capital stock, or any security relating thereto, or make any other payment to any of its shareholders as shareholder; and (ii) the royalty rates paid by any Uwatec Entity to any other entity directly or indirectly owned by one or more of the Sellers have not and shall not be adjusted upwards.

   4.5  Corporate Organization

        (i) All facts regarding the Uwatec Entities which have to be registered are correctly registered in the Register(s) of Commerce. The excerpts of the Register of Commerce (or equivalent credentials) listed in Exhibit 4 and the articles of incorporation listed in Exhibit 5 regarding the Uwatec Entities are complete and correct and truly reflect their corporate status as of the signing date.

        (ii) The Uwatec Entities have not granted powers of attorney to any persons, except for the persons registered in the Register of Commerce and the persons listed in Exhibit 6.

       (iii) Neither the board members nor the shareholders nor the managers of any of the Uwatec Entities have passed any resolutions outside the ordinary course of business which have not been disclosed to Buyer prior to the signing of this Agreement.

   4.6  Compliance with Applicable Laws / Absence of Claims

        (i) The Uwatec Entities have at all times complied and are in compliance in all respects with the laws and regulations applicable to them and their business. The Uwatec Entities have not violated, and are not in default with respect to, any judg-ment, order, writ, injunction, settlement agreement or decree of, or any permit, license or other authority from, any court, department, agency or instrumentality which in any way concerns or may affect the Uwatec Entities or their business.

        (ii) The products manufactured by the Uwatec Entities have in all material respects been manufactured in conformity with applicable laws, contractual commitments and all express or implied warranties.

       (iii) There are no claims asserted, threatened or pending before any court, arbitral tribunal or agency against the Uwatec Entities including, but not limited to, claims based on product warran-ties or product liability, contractual, quasi-contractual or tort claims, as well as claims in connection with labor matters, except for the claims for which provisions have been made and which are listed in Exhibit 7.

        (iv) The Uwatec Entities' business was conducted in compliance with all applicable environmental laws. No hazardous substance, waste, pollutant or other substance regulated under any applicable environmental or waste disposal law is present on, in or under any real property owned or leased by the Uwatec En-tities.

        (v) Neither the Uwatec Entities nor the Sellers have knowledge of circumstances that could, for reasons of environment protection, give raise to governmental claims for preventive, reparative, punitive or other remedies, except as those facts described in
             Exhibit 8.

        (vi) No current environmental law imposes standards or requirements that may require the Uwatec Entities to make capital expenditures in excess of CHF 10'000.- aggregate to comply with such standards or requirements.

       (vii) There have been no actual or threatened strikes or labor disputes against or affecting the Uwatec Entities for the last three years, and none are expected. The Uwatec Entities have not had any mass layoffs or plant closings for the last three years.

      (viii) The Uwatec Entities or Sellers are not involved in any court or administrative proceedings, nor are any such proceeding threatened against them, except for the proceedings listed in
             Exhibit 7.

        (ix) With respect to the legal disputes between Uwatec and Cochran Consulting, Inc. (the "Cochran Litigation"), listed in Exhibit 7, Sellers warrant that such litigation will be resolved in a way acceptable to Buyer within three years of the Closing Date and that Uwatec in connection with such litigation will not be exposed to losses (including lost profits from prohibition of sales of future products), damages, expenses (including all legal fees and expenses incurred or paid by Uwatec on or after January 1, 1997) and payment obligations (pursuant to final judgment or settlement) in excess of the aggregate amount of US$ 500'000.-. If Uwatec cannot resolve the Cochran Litigation in a way acceptable to Buyer on or before January 1, 2002 the amount of the Pledge pursuant to Subsection 2.4 a) (ii) shall be in-creased to US$ 4'000'000.- until resolution of the Cochran Litigation.

   4.7  Financial Statements

        (i) Attached hereto are (i) Uwatec's unaudited consolidated finan-cial statements, prepared by KPMG Fides Peat, as of September 30, 1996, including a profit and loss statement covering the period from January 1, 1996 through September 30, 1996 (Exhibit
             9), (ii) Uwatec's unaudited and unconsolidated financial statements as of September 30, 1996 (Exhibit 9a), (iii) the Sub-sidiaries' unaudited and unconsolidated financial statements as of September 30, 1996 (Exhibit 9a).

        (ii) The financial statements referred to in subparagraph (i) (the "Financial Statements") are complete and correct and were pre-pared in conformity with United States generally accepted ac-counting principles; they fairly present the financial position and the results of the operations of the Uwatec Entities.

       (iii) The Uwatec Entities are not subject to any liability or obligation (actual, contingent or unasserted), except for liabilities and obligations

             - recorded as a liability or a provision in the Financial Statements; and/or
             - arising or incurred in the ordinary course of business since the respective balance sheet dates of the Financial Statements.

        (iv) The Uwatec Entities hold good and unencumbered title to the assets listed in the Financial Statements and all relevant risks, depreciations and losses are accounted for by sufficient write-offs and provisions;

        (v) Since the respective balance sheet dates of the Financial Statements, there has not been any material adverse change in the business, financial conditions or operations of the Uwatec Entities.

   4.8  Contracts

        (i) Exhibit 10 attached hereto provides a true, accurate and complete list of oral and written contracts entered into by the Uwatec Entities (except for contracts regarding the sale by the Uwatec Entities of their products in the ordinary course of their business) which are in full force and effect and which are yet to be performed in full or in part by either of the contract parties, including, but not limited to, License Agreements, Know-How Development Agreements (including, but without limitation, the oral and written agreements with Dynatron AG and Messrs. Mock and Voellm), Distributorship Agreements, Debt Agreements, Employment Contracts and Lease Agreements.

        (ii) All purchases of inventory items and/or other supplies by any of the Uwatec Entities after September 30, 1996, have been (and through the Closing Date will be) made at prevailing competitive market prices, and no open purchase orders, agreements or other arrangements with third parties (other than those listed in Exhibit 11) or with affiliates exist regarding the purchasing of inventory items and/or other supplies or crediting any other significant commitments upon any of the Uwatec Entities.

       (iii) Exhibit 12 lists as of February 1, 1997, the ten (10) main suppliers and ten (10) main customers of the Uwatec Entities (taken on a consolidated basis). None of these suppliers or customers have broken off or interrupted, nor have threatened to break off or interrupt, relations with the Uwatec Entities and none of these customers have reduced or threatened to reduce their orders significantly.

   4.9  Tax Matters

        All tax returns required to be filed by the Uwatec Entities with any competent tax authority have been prepared in accordance with the relevant rules of tax law and have been duly filed. All taxes invoiced and/or assessed based on such returns have been paid or accrued in the Financial Statements of the Uwatec Entities. The provisions for taxes in the Closing Balance Sheet (as defined in Subsection 7 (iii) hereafter) will be sufficient for all unpaid taxes of any kind which are, will or might be assessed in respect of the business and any transactions (including taxable profit distributions) of the Uwatec Entities until the Closing Date. There are no open issues known to the Sellers relating to any tax return that, if determined adversely to Uwatec or the Subsidiaries, would result in the assessment of additional taxes, interest or penalties.

   4.10 Employees and Benefit Plans

        (i) Exhibit 13 which lists all employees of Uwatec and of each Subsidiaries with their annual salaries and employment benefits (including pension plans) is complete and correct.

        (ii) The Uwatec Entities are not subject to any collective bargaining agreements, and there is no organizational effort presently made or threatened by any labor union with respect to employees of Uwatec Entities.

       (iii) The Uwatec Entities have through the date of this Agreement met all obligations to employees and complied with all applicable laws respecting employment and employment practices and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

   4.11 Transactions with Related Parties and Board Members

        (i) Uwatec Entities are not party to any transactions or proposed transactions with the Sellers, the board members or shareholders of any of the Uwatec Entities, or any person who is related to the Sellers or the board members, except for the transactions contemplated by the Agreements annexed hereto as Exhibit 14 (Employment Agreement with Seller R) and Exhibit 15 (Lease Agreement with Sellers R and L). All directors' fees, salaries, bonuses and any other benefits to shareholders and board members of Uwatec Entities or Sellers as well as all social security payments due thereon have been duly paid.

        (ii) Neither one of the Sellers directly or indirectly controls or owns any interest in Dynatron AG, Zurich.

   4.12 Corporate Property

        (i) All items of inventory of the Uwatec Entities are owned by the Uwatec Entities and are of quality and quantity usable and saleable by the Uwatec Entities in the ordinary course of business within one year, except those listed in Exhibit 1 as Excess Inventory.

        (ii) The Uwatec Entities' use of, and all improvements on the real property which they lease comply with all applicable zoning, environmental and similar restrictions.

       (iii) Exhibit 16 contains a complete and correct list of all the Uwatec Entities' intellectual property rights (in particular patents, trademarks and other rights regarding products and business identifiers, rights regarding design and models, copyrights, know-how) together with the respective registrations or registration preparations and/or contractual agreements. The Uwatec Entities have undertaken all steps necessary for preservation and acquisition of the intellectual property rights necessary for the operation of the Uwatec Entities' business.

        (iv) After signing and executing this Agreement, the Uwatec Entities will continue to dispose of the facilities, rights and governmental or regulatory approvals and permissions that are necessary to continue the business of the Uwatec Entities to the same extent as prior to the execution of this Agreement.


   5.   Covenants

   5.1  Conduct of Business

        From January 1, 1996, through the Closing Date, except as expressly provided in this Agreement or as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, Sellers will (i) cause the business to be conducted only in the ordinary course as currently conducted; and (ii) use their reasonable efforts to preserve intact the business organization and reputation of the business, keep available the services of the employees of Uwatec and the Subsidiaries and preserve the relationships with suppliers, customers and others having business dealings with the Uwatec Enti-ties. If at any time during such period Sellers become aware of any material adverse change in the business, financial condition or results of operations of Uwatec and the Subsidiaries, Sellers shall promptly notify Buyer with respect thereto. In addition, except as set forth in this Section or otherwise expressly permitted by the terms of this Agreement, Sellers shall not permit Uwatec or any of the Subsidiaries to do any of the following without the prior written consent of Buyer:

        (i) amend its Certificate of Incorporation or Bylaws (or comparable governing documents);

        (ii) declare or pay any dividend or make any other distribution to shareholders whether or not upon or in respect of any shares of capital stock;

       (iii) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;

        (iv) adopt or amend in any respect any benefit plan or collective bargaining agreement, except as required by law;

        (v) grant to any executive officer or employee any increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as may be required under existing agreements;

        (vi) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice;

       (vii) cancel any indebtedness or waive any claims or rights;

      (viii) except for transactions contemplated by this Agreement and/or intercompany transactions in the ordinary course of business, pay, loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, Sellers or any of its affiliates (other than the Uwatec Entities); provided, however, that Buyer approves and hereby gives consent to the sale of the sailing ship "Christianne B" for a net amount of US$ 3'200'000.- (after payment of a commission of US$ 400'000.-) against full release of the loan from ANZ Grindlays Bank Ltd. in the amount of US$ 3'200'000.-.

        (ix) make any change in any method of accounting or accounting practice or policy;

        (x) acquire by merging or consolidating with, or by purchasing any of the assets of, or by any other manner, any business or any corporation, partnership, association or other business or-ganization or division thereof or otherwise acquire any assets other than in the ordinary course of business;

        (xi) make or incur any capital expenditures that, in the aggregate, are in excess of CHF 500'000.-;

       (xii) sell, lease or otherwise dispose of any of its assets, except in the ordinary course of business consistent with past practice;

      (xiii) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business; or

       (xiv) agree, whether in writing or otherwise, to do any of the foregoing.

   5.2  Access to Information

        During the period prior to the Closing, Sellers shall give to Buyer and its accountants, counsels and other representatives upon reasonable written notice access during normal business hours to all the properties, books, contracts, documents, commitments, tax returns and records of the business, and, during such period, shall furnish promptly to Buyer any information concerning the business as Buyer may reasonably request. Buyer acknowledges that any information being provided to it or its representatives by Sellers pursuant to this Agreement is subject to strict confidentiality.

   5.3  Legal Requirements

        Each of Buyer and Sellers will use its best efforts and take all reasonable actions that may be imposed on it or its subsidiaries with respect to the Closing Date and will promptly cooperate with and furnish information to each other and to other parties in connection with any such legal requirements.

   5.4  Covenant not to Compete and Confidentiality

        The Sellers will not compete in the compass, diving and marine product markets with the products of Buyer and Buyer's affiliates (including the Uwatec Entities), directly or indirectly (including, but not limited to, as employees, principals, shareholders, partners, entrepreneurs, etc.), at any location in the world, for a period of five (5) years following the Closing Date, except for the manufactur-ing and sale of devices that detect and signal movement of boating anchors when such anchors are in use. The Sellers will maintain the confidentiality of all information they have or obtain relating to the Uwatec Entities' products, processes and other proprietary infor-mation.

        Each Seller who is in breach of this non-compete and confidentiality obligation, shall be obligated to pay Buyer a contractual penalty in the aggregate amount of the payments such Seller received under this Agreement. Buyer may, in addition to the penalty, request (i) continued adherence by each Seller to the non-compete and confiden-tiality obligation and (ii) compensation for further damages.


   6.   Buyer's Remedies in Case of Breach

        In the event of a breach of any representation and warranty contained in Section 4 or of any covenant contained in Section 5 of this Agreement, Sellers shall jointly indemnify, hold harmless and defend the Buyer from and against any and all claims, losses, liabilities, costs or damages arising out of, relating to or based upon such breach pursuant to the following provisions:

   6.1  Prerequisites for Remedies

        (i)  Buyer has no inspection duties.

        (ii) Buyer shall give notice to Sellers of any breach within six months after discovery. Buyer shall provide to Sellers all documents which may be relevant for considering the breach.

       (iii) In case of a breach, Buyer shall have the remedies pursuant to Subsection 6.2 (i), (ii) and (iii), irrespective of whether Sellers were negligent or not.

        (iv) Sellers shall have the opportunity to defend or compromise third-party claims which do or might constitute a breach.


   6.2  The Remedies

        (i)  Specific Performance

             (a) Buyer may require Sellers to establish at Sellers' cost the situation which would exist without the breach. Buyer has the right (but no obligation), after consultation of Sellers, to establish this situation on behalf of and at the Sellers' risk and expense.

             (b) If the Sellers fail to cure the breach pursuant to Subsection 6.2 (i) (a) within reasonable time, but within three months after Buyers' notification at the latest, Buyer may elect to reduce the Purchase Price pursuant to Subclause (ii) hereafter or to cure the breach on behalf of and at Sellers' risk and expense without further ado.

             (c) If it is only partially possible to cure the breach, Buyer may, in addition, reduce the Purchase Price in so far as there remains a reduction in value.

        (ii) Reduction of Purchase Price

             Buyer may alternatively claim a reduction of the Purchase Price by an amount (the "Reduction Amount") which corresponds to the reduction in value of the Uwatec Shares caused by the breach, provided that such reduction in value shall be deemed to be equal to the aggregate amounts of losses, liabilities, damages, costs, taxes, duties, penalties, expenditures and expenses which Buyer and/or the Uwatec Entities incur as a result of the breach. The Reduction Amount shall be paid by Sellers, at Buyer's election, either to Buyer or to that Uwatec Entity which was directly affected by the breach; provided, however, that as long and to the extent as the Purchase Price is not fully paid, the Reduction Amount shall be settled by way of set-off against the Purchase Price.

       (iii) Recission of Agreement

             Buyer may alternatively rescind this Agreement if (a) the breach occurs before the Closing or (b) if the breach is of such a nature that Buyer cannot in good faith be expected to be bound by the Agreement. If the Reduction Amount pursuant to Subclause
             (ii) above or the costs to cure the breach pursuant to Subclause
             (i) exceed the Purchase Price, Buyer shall only have the remedy of recission of this Agreement. In case of recission, Buyer shall transfer back to Sellers, without any warranties or liabilities whatsoever, the Uwatec Shares and Sellers shall repay to Buyer all payments of Purchase Price, including inter-est thereon, received from Buyer until the date of recission. Moreover, Buyer shall be released from any and all further obligations pursuant to this Agreement.

        (iv) Damages

             Buyer's election to exercise one of the above remedies does not preclude it from claiming damages in case the breach was caused by Sellers' negligence or willful intent.


   6.3  Statute of Limitations

        (i) Buyers' remedies for a breach are subject to a statute of limitations period of three years since the Closing Date. This statute of limitations shall not apply to any claims for breaches with respect to which notice has been given to Sellers pursuant to Subsection 6.1 (ii) before the third anniversary of the Closing Date.

        (ii) Such statute of limitations does not apply to Buyer's remedies in case of a breach relating to the warranties regarding the Cochran Litigation (Subsection 4.6 (ix)) and regarding tax claims (Subsections 4.9 and 7 (i) hereof). In these cases the statute of limitations expires on December 31, 2011.


   7.   Conditions Precedent to Closing

        On the Closing Date, the following conditions shall have been satisfied:

        (i) Uwatec shall have obtained binding confirmations and assessments from (i) the Swiss Federal Withholding Tax Authorities and (ii) the competent cantonal (and/or federal) authorities establishing that the aggregate amount of all unpaid or pending withholding tax or corporate income tax liabilities or claims, if any, in connection with (i) Uwatec's business operations until December 31, 1996 and (ii) the transfers of assets pursuant to Subsections 7 (vii) and (viii) (the "Tax Claims"), does not exceed the Fixed Purchase Price before deduction of the Tax Claims.

        (ii) Buyer shall have completed its due diligence review of the Uwatec Entities' business and financial statements for the fiscal years ended December 31, 1995 and 1996, including (i) an audit by KPMG Fides Peat of the Uwatec Entities' financial statements for the year ended December 31, 1996, (ii) a final report by KPMG Fides Peat as of September 30, 1996, and until the Closing Date no facts shall have been revealed which in the reasonable judgment of Buyer materially and negatively affect the financial condition and business perspectives of the Uwatec Entities.

       (iii) Uwatec shall have delivered, at its own expense, an audited consolidated balance sheet establishing, as of the last day of the calendar month preceding the Closing Date, that the consoli-dated financial position of the Uwatec Entities has not worsened since the date of the most recent audited Financial Statements and that the consolidated net equity amounts to, in the minimum, CHF 6'185'950.- (the "Closing Balance Sheet"). The Closing Bal-ance Sheet shall be established according to the same principles as the Financial Statements, shall be audited by KPMG Fides Peat and shall be accompanied by a statement from Sellers confirming that no material change occurred between the date of the Closing Balance Sheet and the Closing Date.

        (iv) Sellers shall have delivered a written confirmation stating that the warranties and representations pursuant to Section 4 are truth and accurate as of the Closing Date and that the warran-ties pursuant to Subsection 4.7 equally apply to the Closing Balance Sheet.

        (v) Uwatec shall have entered into a lease agreement regarding the premises in Hallwil substantially in the form of Exhibit 15 hereto and clearance shall have been received for such lease agreement under the Swiss Law on Acquisition of Real Property by Foreigners.

        (vi) Uwatec shall have entered into a new employment agreement with Seller R substantially in the form of Exhibit 14 hereto.

       (vii) Uwatec shall have sold and validly transferred to the respective purchasers the Rolls Royce automobile for not less than CHF 52'000.-, the land in Hallwil for not less than CHF 1'328'000.- and the tire pressure sensor patent for CHF 300'000.-; provided, that Uwatec shall receive full payment in cash for said sales at the Closing simultaneously with the payment of the Purchase Price by Buyer. For this purpose Sellers hereby instruct Buyer and Buyer hereby confirms such instruction to Uwatec, if and when the Closing takes place, to pay the amount of CHF 1'680'000.- directly to Uwatec.

      (viii) Uwatec shall have acquired all the shares of Uwaplast AG, Biberist, for CHF 300'000.- .

        (ix) Those directors of Uwatec and its Subsidiaries which Buyer shall indicate to Sellers no later than 30 days prior to Closing have delivered their resignations effective the Closing Date.

        (x) New Agreements with Dynatron AG, Zurich, (and/or Messrs. Mock and Voellm), shall have been concluded in the English language, in form and substance satisfactory to the Buyer.

        If any of the above conditions shall not be satisfied  within thirty
        (30) business days after Uwatec has obtained binding confirmations and assessments from the tax authorities pursuant to Subsection 7
        (i), the parties shall no longer be bound by this Agreement, except if the parties mutually agree in their sole discretion to extend the Closing Date pursuant to Section 3.


   8.   Assumption of Liabilities by Sellers

        Sellers hereby assume the following liabilities of Uwatec and its
        Subsidiaries:

        (i) any liabilities for taxes and assessments, bad debts, excess or obsolete inventory, and/or those arising out of product warranty and product return (in excess of historical warranty and return rates in 1996), product design or product manufacturing on products produced, distributed and/or sold prior to the Closing Date, in each case in excess of the provision for such li-abilities on the Closing Balance Sheet; and/or

        (ii) any liabilities not fully recorded and/or accrued on the Closing Balance Sheet; and/or

       (iii) all losses, damages, expenses (including legal fees and expenses) and payment obligations of Uwatec arising out of the Cochran Litigation in excess of an aggregate amount of US$ 500'000.- (see Subsection 4.6(ix)).


   9.   Repayment of Loans from Sport Investment Holdings Ltd.

        Within one (1) week after the Closing Date, Uwatec shall repay and cause the Subsidiaries to repay the total amount (principal and accrued interest) of loans outstanding from the Uwatec Entities to Sport Investment Holdings Ltd. as set forth in the consolidated financial statements pursuant to Subsection 4.7(i)(i), plus interest thereon at the contractual interest rate (5% - 7,5%) from October 1, 1996 until payment.


   10.  Uwatec's Right of First Refusal

        Uwatec shall have a right of first refusal with respect to all technology and know-how which Sellers have developed or will develop (the "Technology") in the field of diving and marine products, except for devices that detect and signal movement of boating anchors, subject to the following terms and conditions:

        (i) If and when Seller R intends to sell or otherwise dispose of Technology which he partly or fully developed or will develop until two years after termination of his employment with Uwatec or until five years after the Closing Date, whichever occurs later, he shall first offer such Technology to Uwatec for a price which is equal to the documentable and reasonable costs of development.

        (ii) If Seller L intends to sell or otherwise dispose of Technology which he partly or fully developed until the Closing Date, he shall first offer such Technology to Uwatec for a price which is equal to the documentable and reasonable costs of development.

        Uwatec's right of first refusal pursuant to this Section 10 does not in any way limit or supersede Sellers' covenant not to compete pursuant to Subsection 5.4 hereof.


   11.  Miscellaneous

        (i)  Amendment and Modification

             The parties to this Agreement may amend, modify and supplement this Agreement in such manner and may be mutually agreed upon by the parties in writing.

        (ii) Expenses

             Unless stated otherwise in this Agreement, each party shall be responsible for and pay the accounting and legal fees and other expenses incurred by it in connection with this Agreement.

       (iii) Notices

             All notices, requests, demands and other communications required or permitted hereunder, shall be in writing and shall be deemed to have been duly given and delivered, if addressed and sent by courier, mail or telefax to the addresses indicated on the first page hereof.

        (iv) Additional Documents

             The parties to this Agreement each agree to execute and file or deliver any and all additional documents or instruments reasonably requested which are necessary or appropriate to consummate the transactions contemplated herein.

        (v)  Financial Statements

             Buyer shall provide to each of the Sellers quarterly financial statements of Uwatec from the Closing Date through and including the calendar year 1999.

        (vi) Severability

             The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, the Agreement shall be construed with the invalid or inoperative provision deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

       (vii) Assignment

             Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

   (viii) Parent unconditionally guarantees the full and prompt payment and performance of the obligations of Buyer under Section 2.

     (ix) This Agreement replaces and supersedes any prior agreements and understandings of the parties regarding the subject matter of this Agreement.



   12.  Governing Law

        The present Agreement and all rights and obligations arising out of or in connection with it shall be governed by Swiss internal law (ignoring principles of conflict of law) with the exclusion of the Vienna Convention on International Sale of Goods dated April 11, 1980.


   13.  Arbitration

        All disputes arising out of or in connection with the present Agreement including, but not limited to, its conclusion, binding effect, amendments and termination shall be resolved, to the exclusion of the ordinary courts, by an arbitral tribunal by three arbitrators in accordance with the International Arbitration Rules of the Zurich Chamber of Commerce. Each of the parties, Buyer and Parent on the one hand and Sellers on the other hand, shall have the right to nominate one arbitrator and the arbitrators so nominated shall elect the chairman of the arbitral tribunal. If the party appointed arbitrators fail to agree within 20 days on a chairman, the President of the Zurich Chamber of Commerce shall appoint the chairman. The language of the arbitral procedures shall be English and the arbitral tribunal shall have its seat in Zurich.

        The decision of the arbitral tribunal shall be final and the parties waive all challenge of the award in accordance with Article 192 Swiss Private International Law Statute.

        Place and Date: Zurich, July 11, 1997


        The Sellers:



                                 /s/ Heinz Ruchti
                                  Heinz Ruchti


                               /s/ Dr. Hans Rohrer
                                 Dr. Hans Rohrer
                           (on behalf of Karl Leemann)


        Uwatec AG:
        (for purposes of Sections 7(vii) and 10)


                   /s/ Heinz Ruchti      /s/ Dr. Hans J. Rohrer
                     Heinz Ruchti        Dr. Hans J. Rohrer
                                    (with power of attorney)



        Place and Date: Zurich, July 11, 1997

        The Buyer: Johnson Beteiligungsgesellschaft mbH


                                /s/ Manfred Hell
                                  Manfred Hell


        Place and Date: Zurich, July 11, 1997

        The Parent: Johnson Worldwide Associates, Inc.



                             /s/ Ronald C. Whitaker
                               Ronald C. Whitaker